SGOCO Group, Ltd. Announces Full Fiscal Year 2013 and Fourth Quarter 2013 Financial Results

and

Announce the Upcoming Launch of e-Commerce Business Line

BEIJING, CHINA, April 22, 2014 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the flat-panel display market, today announced its unaudited financial results for the fourth quarter and audited financial results for the full fiscal year ended December 31, 2013.

Full Fiscal Year 2013 Comparisons with Full Fiscal Year 2012 - Financial Highlights

•	Total revenue increased 20.6% year-over-year to $201.0 million
•	Gross profit increased 27.6% year-over-year to $15.9 million, with gross margin at 7.9% as compared to 7.5%
•	Operating income increased 70.4% year-over-year to $11.1 million, with operating margin at 5.5% as compared to 3.9%
•	Net income increased 100.4% year-over-year to $8.4 million, with net margin at 4.2% as compared to 2.5%
•	Basic and diluted earnings per share (“EPS”) were $0.49 as compared to $0.25

Full Fiscal Year 2013 Comparisons with Full Fiscal Year 2012 - Operational Highlights

•	SGOCO Brand and Licensed Brands generated $139.1 million, an increase of 18.3% year-over-year, representing 69.2% of total revenues as compared to 70.6%. Key Accounts sales generated $49.5 million, increasing 1.0% year-over-year, representing 24.6% of total revenues as compared to 29.4%. Other application products generated $12.4 million, accounting for 6.2% of total revenues as compared to nil in 2012.

Mr. David Xu, President and Chief Executive Officer of SGOCO, commented on the results. “We have made some significant strides in the full fiscal year 2013 to transform and expand our business in multiple directions, and our results are tangible proof of our enormous efforts over the past 12 months to execute on these strategic imperatives. Over the year, total revenue increased 20.6%, gross profit rose 27.6% and net income jumped by 100.4%. Our efforts to enrich our pipeline, strengthen our operation and enhance our cost competitiveness have paid off substantially as we ride on some significant momentum into 2014.

“These strategies, designed to position SGOCO for future growth, were executed on several fronts. On the business front, we shifted our product mix towards higher margin products, realigned our offerings for a variety of new distribution channels and strengthened our SGOCO brand pipeline that will provide significant benefits to our top-tier clients. In terms of operations, we have bolstered our R&D capabilities by hiring top new talent near the end of last year, expanded our regional presence to keep abreast of market trends, increased the speed of product launches and strengthened our ability to respond to changing customer needs by accelerating the rate of optimization and upgrades. Also, as announced in an earlier press release, our newly launched display products have led the way for a strong pipeline in 2014 that will consist of smart, solutions-based and application specific products that meet the requirements of high demand markets in China.

“In order to continuously improve our cost competitiveness we have streamlined our management and operational structure to focus on expanding our product portfolio and vertical distribution channels. In light of this, we are also excited to announce the upcoming launch of our e-commerce business. This is a critical move to expand our distribution channels and capture the rapid growth of B2C in China. We have spent a significant amount of time over the past 12 months in preparing this business, including the development of a product line specifically for e-commerce, and have added a sales and operations office in Shenzhen. Our decision to place some of our top talent in this high-demand region has been rewarded, and we are close to announcing a strategic partnership with a leading e-commerce player in China. With these promising results and some significant momentum under our belts, we are extremely excited about SGOCO in the year to come.”

Mr. Xu concluded, “Lastly, the Company reiterates that our fourth quarter 2012 exceptional results was due to the ramping up and deferring of revenue from the previous three slow quarters. As the Company is in the process of transforming its business, we believe a full year assessment of its financial performance is a more meaningful way to measure SGOCO’s ongoing progress and business performance.”

FULL FISCAL 2013 AND FOURTH QUARTER 2013 FINANCIAL RESULTS

Revenue

Total revenue for fiscal 2013 increased 20.6% year-over-year to $201.0 million from $166.7 million in fiscal 2012. The year-over-year revenue increase was driven mainly by the increase in sales volumes for display products and additional revenue contribution from new products launched.

Of the total revenues in the year, $139.1 million or 69.2% of total revenues were from SGOCO Brand and its Licensed Brands; $49.5 million or 24.6% of total revenues were from Key Accounts sales; and the remaining $12.4 million or 6.2% of total revenues were from sales of Other Application Products.

Total revenue for the fourth quarter of 2013 decreased 30.3% to $44.2 million from $63.4 million in the fourth quarter of 2012. The year-over-year revenue decrease was mainly due to the significant growth of revenue in the fourth quarter of 2012 when comparing with a normal quarter in the fourth quarter of 2013. Fourth quarter of 2012 was an exceptional quarter as the Company experienced a ramp-up of revenue from previous three slow quarters due to positive publicity associated with the resumption of trading of the Company’s stock on NASDAQ.

Of the total revenues in the fourth quarter of 2013, $37.6 million or 85.1% of total revenues were from SGOCO Brand and its Licensed Brands; $6.6 million or 14.9% of total revenues were from Key Accounts sales.

Cost of Goods Sold

Cost of goods sold for the fiscal year 2013 increased 20.0% to $185.0 million from $154.2 million in fiscal year 2012. The increase was in line with the increase in sales. Cost of goods sold for the fourth quarter of 2013 decreased 30.5% to $40.7 million from $58.5 million in the fourth quarter of 2012. The decrease was also in line with the decrease in sales.

Gross Profit and Gross Margin

Gross profit for the fiscal year of 2013 increased 27.6% year-over-year to $15.9 million from $12.5 million in 2012. The overall gross margin in 2013 was 7.9%, as compared with 7.5% for the fiscal year of 2012. The increases in gross margin were mainly due to the Company’s efforts in securing businesses with higher gross profit margins and better cost efficiency gained through sourcing from suppliers offering lower product costs. During the fiscal year of 2013, SGOCO Brand and its Licensed Brands’ sales had a gross margin of 8.1% in 2013, increased from 8.0% in 2012. During the fiscal year of 2013 and 2012, Key Accounts sales had a gross margin of 7.5% and 6.2%, respectively. Sales of other application products in 2013 recorded a gross margin of 8.0%, as compared to nil in 2012.

Gross profit for the fourth quarter of 2013 decreased 28.2% year-over-year to $3.5 million from $4.9 million in 2012. The overall gross margin for the fourth quarter of 2013 was 8.0%, as compared with 7.7% for the fourth quarter of 2012. During the fourth quarter of 2013, SGOCO Brand and its Licensed Brands’ sales had a gross margin of 7.7%, which increased from 7.6% in the fourth quarter of 2012. Key Accounts sales had a gross margin of 5.9% in the fourth quarter of 2013, as compared with 7.9% for the fourth quarter of 2012.

Operating Expenses

Selling, General and Administrative expenses for the fiscal year of 2013 decreased 18.6% year-over-year to $4.9 million from $6.0 million. Selling expenses increased 60.1% year-over-year to $1.1 million as compared to $0.7 million in the 2012. The increase in selling expenses was primarily due to the increase in sales volume and the establishment of a new operations office in Shenzhen during the year. General and Administrative expenses for the fiscal year of 2013 decreased 28.6% year-over-year to $3.8 million from $5.3 million. The decrease in General and Administrative expenses was mainly due to reduction in professional fees by $1.7 million related to the Company’s NASDAQ trading halt and changing auditors in 2012.

Selling, General and Administrative expenses for the fourth quarter of 2013 increased 18.9% to $1.6 million from $1.4 million for the fourth quarter of 2012. Selling expenses for the fourth quarter of 2013 increased 22.3% year-over-year to $0.3 million, representing 0.6% of total revenues, compared with $0.2 million or 0.3% of total revenues in the fourth quarter of 2012. General and Administrative expenses increased 18.3% year-over-year to $1.4 million from $1.2 million for the fourth quarter of 2012.

Operating Income and Operating Margin

Operating income for the fiscal year of 2013 increased 70.4% year-over-year to $11.1 million from $6.5 million in 2012. Operating margin was 5.5%, which increased from 3.9% in 2012.

Operating income for the fourth quarter of 2013 was $1.9 million, decreased from $3.5 million in the fourth quarter of 2012. Operating margin was 4.3% for the fourth quarter of 2013, which decreased from 5.6% in the fourth quarter of 2012.

Net Income, Net Margin and EPS

Net income for fiscal year of 2013 increased 100.4% year-over-year to $8.4 million from $4.2 million in 2012. Net margin was 4.2% for the fiscal year of 2013, compared with 2.5% for the fiscal year of 2012. The higher margin in 2013 was primarily attributable to improvement on gross margins of our products sold and reduction in professional fees.

Basic and diluted EPS were $0.49 for the fiscal year of 2013, compared to $0.25 in the fiscal year of 2012. Basic and diluted EPS for the fiscal year of 2013 was calculated based on 17,193,189 weighted average number of common shares as compared to 17,059,575 weighted average number of common shares in the fiscal year of 2012.

Net income for the fourth quarter of 2013 was $1.2 million, decreased from $3.2 million in the fourth quarter of 2012. Net margin was 2.7% for the fourth quarter of 2013, compared with 5.0% in the fourth quarter of 2012.

Basic and diluted EPS were $0.07 for the fourth quarter of 2013, compared to $0.19 in the fourth quarter of 2012. Basic and diluted EPS for the fourth quarter of 2013 was calculated based on 17,254,860 weighted average number of common shares as compared to 17,058,726 weighted average number of common shares in the fourth quarter of 2012.

Balance Sheet

Cash and cash equivalents

As of December 31, 2013, cash and cash equivalents were $13.5 million, an increase of $2.0 million from $11.5 million as of December 31, 2012. The increase in the cash position was primarily attributable to the increase of cash generated from operations.

Accounts receivable

Accounts receivable as of December 31, 2013 was $48.1 million, compared to $59.4 million as of December 31, 2012. As of December 31, 2013, Accounts Receivable Turnover Days was 98 days compared to 87 days as of December 31, 2012. The increase in Accounts Receivable Turnover Days was mainly because longer payment terms granted to customers which were part of the Company’s effort in retaining quality distributors in the face of increased competition in China’s general display market.

Inventories

Inventories as of December 31, 2013 increased 22.6% to $7.0 million from $5.7 million as of December 31, 2012. As of December 31, 2013, Inventory Turnover Days was 13 days compared to 9 days as of December 31, 2012. The increase in inventory level and turnover days was primarily due to a stocking up of inventory to prepare for the purchase orders and demand before Chinese New Year holidays in January 2014.

Working capital

Working capital increased to $87.6 million as of December 31, 2013 from $78.1 million as of December 31, 2012. The current ratio was 6.2 on December 31, 2013, compared to 3.9 on December 31, 2012.

CONFERENCE CALL INFORMATION

SGOCO's senior management will host a conference call on Wednesday, April 23, 2014 at 8 a.m. (Eastern) /5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong) to discuss quarterly and full fiscal year results and operational updates.

To access the conference call, please dial in at least 10 minutes before the call.

1-877-941-1427 (US Toll-free)

1-480-629-9664 (International)

4001-200-611 (China Toll-free)

86-400-628-0671 (China)

Conference call identification number: 4671227#

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://public.viavid.com/index.php?id=108081

An archive of the call will be available within 48 hours at

http://stage.investorroom.com/sgocogroup/index.php?s=123

ABOUT SGOCO GROUP, LTD.

SGOCO Group Ltd. (NASDAQ: SGOC) offers innovative display products and solutions to consumers and businesses in various industry verticals. By collaborating with its brand partners and utilizing comprehensive industry knowledge in product development, SGOCO addresses customers’ rapid-changing display needs by delivering highly intelligent products and solutions that integrate hardware and software in SGOCO’s own brand and co-brands. Leveraging on its highly integrated distribution channels, SGOCO primarily targets China’s rapidly-emerging tier three and four cities across 19 Provinces in China. SGOCO is also regarded as a reliable brand developer. SGOCO was established in 2005 and maintains its headquarters in Hong Kong. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Kathy Ko

Investor Relations Officer

Tel: +852 25010128

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com

SAFE HARBOR AND INFORMATIONAL STATEMENT

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trends and client mix; possibility of securing loans and other financing without fixed assets as collateral; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2013	2012
REVENUES:
Revenues	44,220	63,429

COST OF GOODS SOLD:
Cost of goods sold	40,704	58,530

GROSS PROFIT	3,516	4,899

OPERATING EXPENSES:
Selling expenses	258	211
General and administrative expenses	1,367	1,156
Total operating expenses	1,625	1,367

INCOME FROM OPERATIONS	1,891	3,532

OTHER INCOME (EXPENSES):
Interest income	5	5
Interest expense	(104)	(9)
Other expense, net	(14)	(94)
Change in fair value of warrant derivative liability	7	-
Total other expenses, net	(106)	(98)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,785	3,434

PROVISION FOR INCOME TAXES	609	281
NET INCOME	1,176	3,153

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	673	26

COMPREHENSIVE INCOME	1,849	3,179

EARNINGS PER SHARE:
Basic	0.07	0.19
Diluted	0.07	0.19

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,254,860	17,058,726
Diluted	17,254,860	17,058,726

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In thousands of U.S. dollars except share and per share data)

	2013	2012
REVENUES:
Revenues	200,974	166,701

COST OF GOODS SOLD:
Cost of goods sold	185,045	154,221

GROSS PROFIT	15,929	12,480

OPERATING EXPENSES:
Selling expenses	1,073	670
General and administrative expenses	3,802	5,322
Total operating expenses	4,875	5,992

INCOME FROM OPERATIONS	11,054	6,488

OTHER INCOME (EXPENSES):
Interest income	12	8
Interest expense	(260)	(61)
Other income (expense), net	192	(130)
Change in fair value of warrant derivative liability	(3)	75
Total other expenses, net	(59)	(108)

INCOME BEFORE PROVISION FOR INCOME TAXES	10,995	6,380

PROVISION FOR INCOME TAXES	2,551	2,167
NET INCOME	8,444	4,213

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	805	(59)

COMPREHENSIVE INCOME	9,249	4,154

EARNINGS PER SHARE:
Basic	0.49	0.25
Diluted	0.49	0.25

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,193,189	17,059,575
Diluted	17,193,189	17,059,575

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 2013 AND 2012

(In thousands of U.S. dollars except share and per share data)

	December 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS
Cash	13,497	11,548
Accounts receivable, net of provision for doubtful accounts of $98 and nil, respectively	48,063	59,355
Notes receivable	1,316	-
Other receivables and prepayments	744	169
Inventories	7,017	5,725
Advances to suppliers	33,824	28,511
Other current assets	51	78
Total current assets	104,512	105,386

PLANT AND EQUIPMENT, NET	223	261

Total assets	104,735	105,647

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	6,734	6,230
Accounts payable, trade	2,052	12,038
Loan from a shareholder	-	209
Other payables and accrued liabilities	695	535
Customer deposits	999	1,155
Taxes payable	6,126	7,147
Deferred tax liabilities	319	-
Total current liabilities	16,925	27,314

OTHER LIABILITIES
Warrant derivative liability	21	18
Total liabilities	16,946	27,332

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2013 and 2012, respectively	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,660,356 and 17,465,356 issued and outstanding as of December 31, 2013 and 2012, respectively	18	17
Paid-in-capital	25,052	24,828
Statutory reserves	809	401
Retained earnings	61,080	53,044
Accumulated other comprehensive income	830	25
Total shareholders' equity	87,789	78,315
Total liabilities and shareholder’s equity	104,735	105,647

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In thousands of U.S. dollars)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	8,444	4,213
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	76	69
Provision for doubtful debts	98	-
Change in fair value of warrant derivative liability	3	(75)
Share-based compensation expenses	225	273
Deferred income taxes	314	-
Change in operating assets and liabilities
Accounts receivable, trade	10,953	(39,496)
Notes receivable	(1,294)	-
Other receivables and prepayments	(561)	587
Inventories	(1,093)	34,557
Advances to suppliers	(4,344)	(23,797)
Other current assets	31	(16)
Accounts payables, trade	(10,195)	7,390
Other payables and accrued liabilities	141	(164)
Customer deposits	(189)	997
Taxes payable	(1,225)	1,575
Net cash provided by (used in) operating activities	1,384	(13,887)

CASH FLOWS FROM INVESTING ACTIVITIES:
Settlement of consideration received from disposal of subsidiaries	-	18,734
Purchase of equipment and construction-in-progress	(32)	(106)
Net cash (used in) provided by investing activities	(32)	18,628

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	6,668	6,230
Payment on short-term loans	(6,230)	-
Payment on loan from a shareholder	(209)	-
Net cash provided by financing activities	229	6,230

EFFECT OF EXCHANGE RATE ON CASH	368	42

INCREASE IN CASH	1,949	11,013

CASH, beginning of year	11,548	535

CASH, end of year	13,497	11,548

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid	260	61
Income taxes paid	3,205	575

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Settlement of consideration receivable – received in finished goods	-	38,397